UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

NOVA LIFESTYLE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66979P102
(CUSIP Number)

Steven Liu
c/o Nova Lifestyle, Inc.
6565 E. Washington Blvd.
 Commerce, CA 90040
(626) 570-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP: 66979P102

1	Names of Reporting Persons. Steven Liu (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,320,306(2)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 9,320,306(2)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,320,306(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.6%(3)
14	Type of Reporting Person IN

1. Mr. Liu acquired U.S. citizenship in August, 2011, and changed his name at that time from Qiang Liu to Steven Qiang Liu.

2. In his capacity as holder of 100.0% of the equity interest in St. Joyal, and as direct owner of 5,001,403 shares.

3. Based on 26,967,843 shares of common stock, par value $0.001, outstanding as of May 10, 2017, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

CUISP: 66979P102

1	Names of Reporting Persons. St. Joyal
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,973,903
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 4,973,903
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,973,903
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(1)
14	Type of Reporting Person CO

1. Based on 26,967,843 shares of common stock, par value $0.001, outstanding as of May 10, 2017, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

Introductory Statement

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on July 6, 2011 (the “Initial Statement”), as amended by Amendment No. 1 filed on December 30, 2016 (“Amendment No. 1”), with respect to shares of the common stock, par value $0.001 per share (the “Common Stock”), of Nova Lifestyle, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 6565 E. Washington Blvd., Commerce, CA 90040.  Except as otherwise provided herein, each Item of the Initial Statement, as amended, remains unchanged.

This Amendment No. 2 is being filed jointly by (i) Steven Liu and (ii) St. Joyal (each a “Reporting Person” and, together, the “Reporting Persons”).

Item 2.  Identity and Background

Item 2 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) Name	(b) • Residence address or business address or • Principal office (if person in column (a) is an entity)
(c)
•        Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or
•        Principal business (if person in column (a) is an entity)
(f) Citizenship or jurisdiction of incorporation, as applicable

Steven Liu	700 Rodman Cir. Monterrey Park, CA 91754	Mr. Liu is the Chief Executive Officer and sole director of St. Joyal.	United States of America

St. Joyal	6565 E. Washington Blvd. #518 Commerce, CA 90040	Business credit analysis and consulting services.	California

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Initial Statement, amended, is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) All percentages of Common Stock beneficially owned described in this Statement are based on 26,967,843 shares of common stock, par value $0.001, outstanding as of May 10, 2017, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2017.

1. Steven Liu, indirectly through his ownership of 100.0% of the equity interest of St. Joyal, and directly, has beneficial ownership of an aggregate of 9,320,306 shares of Common Stock of the Issuer. Steven Liu’s beneficial ownership in the Common Stock represented approximately 34.6% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Steven Liu under Section 13(d) of the Act.

2. St. Joyal has direct beneficial ownership of an aggregate of 4,973,903 shares of Common Stock of the Issuer. St. Joyal’s beneficial ownership in the Common Stock represented approximately 18.4% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of St. Joyal under Section 13(d) of the Act.

(b)
1. Steven Liu may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 9,320,306 shares of Common Stock of the Issuer.

2. St. Joyal may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 4,973,903 shares of Common Stock of the Issuer.

(c)
Other than as reported herein, each of the Reporting Persons has not effected any transactions in the Common Stock of the Issuer during the past 60 days or since the filing of the Initial Statement.

(d)
To the knowledge of Steven Liu and St. Joyal, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 9,320,306 shares of Common Stock over which Steven Liu and St. Joyal have beneficial ownership.

(e)
Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

Mr. Steven Liu entered into a Stock Purchase Agreement, dated June 15, 2017 (the “Stock Purchase Agreement”), with Mr. Yuen Ching Ho pursuant to which Mr. Liu purchased 4,156,403 shares of the Issuer’s common stock (the “Stock”) from Mr. Ho.  Pursuant to the terms of the Stock Purchase Agreement, on June 19, 2017, Mr. Liu acquired the Stock at a purchase price equal to the average closing price of the Issuer’s Common Stock during the seven trading days preceding Closing Date (as defined therein), or $1.41 per share.  The Stock Purchase Agreement contains customary representations, warranties and covenants by Mr. Liu and Mr. Ho.  Each of Mr. Liu on the one hand, and the Mr. Ho on the other hand, agreed to indemnify each other for material inaccuracies, breaches of representations and warranties, and material breaches of the Stock Purchase Agreement.  Mr. Liu paid the purchase price for the Stock using personal funds.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the full text of the Stock Purchase Agreement, see Exhibit 99.4.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Initial Statement, as amended, is hereby amended and restated as follows:

Exhibit	Description
99.1†	Share Exchange Agreement and Plan of Reorganization, dated June 30, 2011, between Nova Lifestyle, Inc. and Nova Furniture Limited.

99.2*	Joint Filing Agreement between Steven Liu and St. Joyal dated December 27, 2016.

99.3*	Stock Purchase Agreement between St. Joyal and Ya Ming Wong, dated December 28, 2016.

99.4	Stock Purchase Agreement between Steven Liu and Yuen Ching Ho, dated June 15, 2017.

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 26, 2017

/s/ Steven Liu
Steven Liu

ST. JOYAL

By:	/s/ Steven Liu
	Name:	Steven Liu
	Title:	Chief Executive Officer